SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-9076

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

FORTUNE BRANDS HOURLY EMPLOYEE RETIREMENT SAVINGS PLAN

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

FORTUNE BRANDS, INC.

520 Lake Cook Road

Deerfield, Illinois 60015

Fortune Brands Hourly Employee Retirement Savings Plan

December 31, 2008 and 2007

Note: Other supplemental schedules required by the Employee Retirement Income Security Act that have not been included herein are not applicable to the Fortune Brands Hourly Employee Retirement Savings Plan.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Corporate Employee Benefits

Committee of Fortune Brands, Inc.:

We have audited the accompanying statements of net assets available for benefits of the Fortune Brands Hourly Employee Retirement Savings Plan (the “Plan”), as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2008 and schedule of non-exempt transactions for delinquent participant contributions for the year ended December 31, 2008 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

Chicago, Illinois
June 17, 2009

Fortune Brands Hourly Employee Retirement Savings Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2008 and 2007

(Dollars in thousands)

	2008	2007
Assets
Plan’s interest in Fortune Brands, Inc.
Savings Plans Master Trust net assets	$81,010	$112,629

Participant loans	8,718	9,208

Receivables
Company contributions	124	152
Participant contributions	72	46

Total receivables	196	198

NET ASSETS AVAILABLE FOR BENEFITS	$89,924	$122,035

The accompanying notes are an integral part of these statements.

Fortune Brands Hourly Employee Retirement Savings Plan

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Years ended December 31, 2008 and 2007

(Dollars in thousands)

	2008	2007
Additions
Allocated share of Fortune Brands, Inc. Savings Plans Master Trust investment (loss) income	$(31,647)	$6,411

Interest on participant loans	569	559

Company contributions	4,584	4,797

Participant contributions	9,950	9,454

Rollover contributions	80	130

Transfers into the Plan (Note C)	414	15,353

Total additions	(16,050)	36,704

Deductions

Benefits paid to participants	14,523	19,400

Transfers from the Plan (Note C)	1,538	787

Total deductions	16,061	20,187

NET (DECREASE) INCREASE	(32,111)	16,517

Net assets available for benefits
Beginning of year	122,035	105,518

End of year	$89,924	$122,035

The accompanying notes are an integral part of these statements.

Fortune Brands Hourly Employee Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

(Dollars in thousands)

NOTE A—DESCRIPTION OF PLAN

General

The Fortune Brands Hourly Employee Retirement Savings Plan (the “Plan”) is a tax-qualified defined contribution retirement plan covering certain hourly, non-union employees of certain operating subsidiaries of Fortune Brands, Inc. (“Fortune”). The Plan complies with Section 401(k) of the Internal Revenue Code of 1986, as amended (the “Code”). The Plan is subject to various provisions of the Code and the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. MasterBrand Cabinets, Inc. (“MasterBrand”) which includes Omega Cabinets, Ltd. (“Omega”); Moen Incorporated (“Moen”); Therma-Tru Corp. (“Therma-Tru”); and Waterloo Industries, Inc. (“Waterloo”) were the operating subsidiaries that contributed to the Plan in 2007 and 2008 and are referred to collectively as the “Companies” and individually as a “Company.”

Effective July 2, 2007, Simonton Building Products, Inc., Simonton Industries, Inc., Simonton Windows, Inc., SimEx, Inc., Fypon, Ltd. and Hy-Lite Products, Inc., f/k/a SBR, Inc. (“SBR”) became participating Companies in the Plan.

The financial statements present the net assets available for plan benefits as of December 31, 2008 and 2007, and the changes in net assets available for plan benefits for the years then ended. The assets of the Plan are included in a pool of investments known as the Fortune Brands, Inc. Savings Plans Master Trust (the “Master Trust”), along with the assets of the Fortune Brands Retirement Savings Plan and the Future Brands LLC Retirement Savings Plan. The Master Trust investments are administered and held by Fidelity Management Trust Company (the “Trustee”).

The following provides a brief description of the Plan. Participants should refer to the Plan document for a more complete description of the Plan’s provisions, which is available from the Plan administrator at 520 Lake Cook Road, Deerfield, Illinois 60015.

Contributions

The Plan is a tax-qualified defined contribution retirement plan. Contributions are held by the Trustee and accumulated in separate participant accounts. Participants may make tax deferred contributions under Section 401(k) of the Code of up to 50% of their “eligible compensation” (as defined under the Plan). Participants’ annual tax deferred contributions are limited by the Code to $15.5 in 2008 and 2007. In addition, during the year in which a participant attains age 50 and in subsequent years, the participant may elect to make additional unmatched, pretax “catch up” contributions of up to $5 in 2008 and 2007.

The Plan also permits each participant to make after-tax contributions to the Plan. However, total pre-tax and after-tax contributions may not exceed 50% of the participant’s total eligible compensation. If a participant has reached the limitations on tax deferred contributions as described above, the participant may elect to have the tax deferred contributions automatically switch to after-tax contributions.

Fortune Brands Hourly Employee Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS—CONTINUED

December 31, 2008 and 2007

(Dollars in thousands)

Participants that are eligible to make tax deferred contributions may roll over balances from another eligible tax qualified retirement plan or individual retirement account into the Plan.

Effective as of May 1, 2008, employees who had neither enrolled in the Plan nor affirmatively declined enrollment in the Plan became automatically enrolled in the Plan and deemed to have elected to make tax deferred contributions equal to 1% of their eligible compensation. In addition, participants making tax deferred contributions automatically had their contribution rate increased by 1% on May 1 of each year, unless they affirmatively declined participation in the automatic increase program. The automatic deferral increase program will not apply to participants who are deferring 6% or more of their eligible compensation. Participants may elect to change or discontinue the automatic enrollment and automatic deferral rate increase at any time.

On behalf of each eligible participant, Therma-Tru will make a Qualified Nonelective Contribution each payroll period in the amount of 3% of compensation. Any Qualified Nonelective Contribution made by Therma-Tru will be allocated to the qualified nonelective employer contribution (QNEC) accounts of eligible participants based on such eligible participants’ respective compensation for such Plan year.

Most of the Companies provide a matching contribution (in varying amounts stated in the Plan) on a participant’s elective contributions. MasterBrand and Therma-Tru each made profit-sharing contributions for their eligible employees in 2008 and 2007. For more information on the amount of profit-sharing and matching contributions provided by each Company, refer to the Plan document, which is available from the Plan administrator.

Participants may direct the investment of their tax deferred contributions, catch-up contributions, after-tax contributions, matching contributions, profit sharing contributions and rollover contributions, if any, in the available investment funds under the Plan. The Plan makes various investment funds available to participants, including a Fortune Brands common stock fund (“Fortune Stock Fund”). The Plan designates the Fortune Stock Fund as an employee stock ownership plan (“ESOP”).

Participant account balances are maintained to reflect each participant’s beneficial interest in each of the investment funds available under the Plan. Participant account balances are increased by participant and Company contributions (including rollovers from other plans) and decreased by the amount of withdrawals and distributions. Income and losses on Plan assets are allocated to participants’ accounts based on the ratio of each participant’s account balance invested in an investment fund to the total of all participants’ account balances invested in that fund as of the preceding valuation date.

Vesting

Participants are immediately vested in their own contributions plus earnings on their contributions. Vesting in the Company matching and profit-sharing contributions, plus earnings on those contributions, occurs after one year of service; provided, however, that, Therma-Tru participants are 100% vested in the Therma-Tru profit-sharing account at all times.

The SBR, Inc. and Subsidiaries 401(k) Plan (the “SBR Plan”) merged into the Plan effective July 2, 2007. (See Note C for additional information.) Each Employee who was an active participant in the SBR Plan immediately prior to July 2, 2007, became 100% vested in his or her Match (Grandfathered) Account as of July 2, 2007. Each former Employee, or Beneficiary of a former Employee, who was an inactive participant in the SBR Plan on July 2, 2007, will vest in his or her Match (Grandfathered) Account in accordance with the following table:

Years of service	Percentage Vested
Less than 2	0%
2 but less than 3	25%
3 but less than 4	50%
4 but less than 5	75%
5 or more	100%

Fortune Brands Hourly Employee Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS—CONTINUED

December 31, 2008 and 2007

(Dollars in thousands)

Forfeitures

At December 31, 2008 and 2007, forfeited nonvested accounts totaled $460 and $384, respectively. These accounts will be used to reduce future Company contributions. Also, Company contributions were reduced by $276 and $10 during the years ended December 31, 2008 and 2007, respectively, from forfeited nonvested accounts.

Loans

A participant may apply for a loan of at least $1 from the vested portion of the participant’s account balance (excluding the portion in certain subaccounts) in an amount which does not exceed one-half of the participant’s vested balance, provided that the loan also does not exceed $50. Any loans applied for are also reduced by any other loan outstanding under the Plan within the previous twelve months. The term of any loan shall not exceed five years, unless the loan is related to the purchase of the participant’s principal residence. No more than one home residence loan and one loan for any other purpose may be outstanding at any time.

A new loan may not be applied for until 30 days after any prior loan is repaid in full. Each loan bears a rate of interest commensurate with prevailing market rates at the time of issuance. Repayment is made by payroll deduction so that the loan is repaid over the term of the loan in substantially level installments not less frequently than quarterly.

Distributions and Withdrawals

Benefits are payable from a participant’s account under the Plan’s provisions, upon a participant’s death, retirement or other termination of employment in a lump sum or in installment payments. The Plan also permits withdrawals to be made by participants who have incurred a “hardship” as defined in the Plan or who have attained age 59- 1/2. Beginning January 1, 2010, a participant will be permitted to request rollover distributions from their Plan accounts into a Roth IRA.

Distributions and withdrawals are recorded when paid.

Fortune Brands Hourly Employee Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS—CONTINUED

December 31, 2008 and 2007

(Dollars in thousands)

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Adoption of New Accounting Standard

In September 2006, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements (SFAS 157) which defines fair value, establishes a framework for measuring fair value under current accounting pronouncements that require or permit fair value measurement and enhances disclosures about fair value measurements. Effective January 1, 2008 the Plan adopted SFAS 157. In accordance with SFAS No. 157, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date in the principal or most advantageous market for the asset or liability. Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. Adoption of SFAS 157 did not have a material impact on the Plan’s financial statements.

SFAS No. 157 establishes a three-tiered hierarchy of inputs to establish a classification of fair value measurements for disclosure purposes. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy under SFAS No. 157 are as follows:

Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 inputs are other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including:

1.	Quoted prices for similar assets or liabilities in active markets.

2.	Quoted prices for identical or similar assets or liabilities in inactive markets.

3.	Inputs other than quoted prices that are observable for the assets or liabilities (including volatilities).

4.	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Fortune Brands Hourly Employee Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS—CONTINUED

December 31, 2008 and 2007

(Dollars in thousands)

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 inputs are unobservable for the asset or liability (including the entity’s own assumptions about the assumptions that market participants would use in pricing the asset or liability) and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Use of Estimates

The preparation of the Plan’s financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits at the date of the financial statements and the changes in net assets available for plan benefits during the reporting period and, when applicable, the disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Investment Valuation

In accordance with SFAS No. 157, Plan management uses the following methods and significant assumptions to estimate fair value of investments. There have been no changes in the methodologies used at December 31, 2008 and 2007.

The Plan’s investment in the Master Trust is presented at fair value, which has been determined based on the fair value of the underlying investments of the Master Trust.

The investments held by the Master Trust are valued as follows:

Collective trust funds: Valued at the net asset value (“NAV”) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shared outstanding. The NAV’s unit price is quoted on a private market and the underlying assets owned by the fund are trading on active markets.

Mutual Funds: Valued at the NAV of shares held by the plan at year end, which is obtained from an active market.

Common stock: Valued at the closing price reported on the active market on which the security is traded.

Fortune Brands Hourly Employee Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS—CONTINUED

December 31, 2008 and 2007

(Dollars in thousands)

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in different fair value measurement at the reporting date.

See Note D – Investment in Master Trust for the Master Trust’s investments by level within the fair value hierarchy as of December 31, 2008.

Participant loans: valued at their outstanding balances, which approximates fair value.

The following table presents the Plan’s investments held outside the Master Trust by level within the fair value hierarchy as of December 31, 2008:

	Level 1	Level 2	Level 3	Total
Participant loans	$—	$—	$8,718	$8,718

Total assets at fair value	$—	$—	$8,718	$8,718

The following table includes a summary of changes in the fair value of the Plan’s Level 3 investments for the year ended December 31, 2008:

Participant Loans
Balance, beginning of year	$9,208
Purchases, sales, issuances, and settlements (net)	(490)

Balance, end of year	$8,718

Income Recognition

Security transactions are accounted for on the trade-date basis. Dividend income is accrued on the ex-dividend date. Interest income is recorded on the accrual basis. Net realized and unrealized (depreciation) appreciation, along with dividend income and interest income not from participant loans are recorded in the accompanying statements of changes in net assets available for benefits as allocated share of Fortune Brands, Inc. Savings Plans Master Trust investment (loss) income.

Operating Expenses

Certain expenses incurred by the Plan are netted against earnings prior to allocation to participant accounts. These include investment manager, trust and recordkeeper expenses and are recorded in the accompanying statements of changes in net assets available for benefits as allocated share of Fortune Brands, Inc. Savings Plans Master Trust investment (loss) income. Other expenses are paid directly by Fortune Brands.

Fortune Brands Hourly Employee Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS—CONTINUED

December 31, 2008 and 2007

(Dollars in thousands)

NOTE C—TRANSFERS TO AND FROM THE PLAN

The SBR Plan merged into the Plan effective July 2, 2007. The value of assets transferred into the Plan totaled $15,045. Outstanding loan balances of $1,248 were transferred into the Plan.

Transfers between the Plan, the Fortune Brands Retirement Savings Plan, and the Future Brands LLC Retirement Savings Plan also occur due to participant changes in status from hourly to salaried, or vice versa, or transfers between operating companies. Transfers out to other Plans were $1,538 and $787 at December 31, 2008 and 2007, respectively. Transfers in were $414 and $308 at December 31, 2008 and 2007, respectively.

NOTE D—INVESTMENT IN MASTER TRUST

The investments of the Master Trust are maintained under a trust agreement with the Trustee. The Plan had a total beneficial interest of approximately 12.53% and 12.04% in the Master Trust’s net assets at December 31, 2008 and 2007, respectively.

The Master Trust’s net assets at December 31, 2008 and 2007 are as follows (in thousands):

	2008	2007
Assets
Investments, at fair value
Interest bearing cash	$81,107	$62,275
Mutual funds	465,694	737,553
Collective trust funds	63,701	79,912
Common stock
Fortune Brands, Inc. common stock	35,663	55,932

Total investments	646,165	935,672
Interest and dividends receivable	—	536
Due from brokers	1,486	—

Total assets	647,651	936,208
Liabilities
Administrative expenses payable	—	12
Other payables	29	—
Due to broker	1,265	619

Total liabilities	1,294	631

Net assets of the Master Trust available for benefits	$646,357	$935,577

Fortune Brands Hourly Employee Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS—CONTINUED

December 31, 2008 and 2007

(Dollars in thousands)

The net (depreciation) appreciation in fair value of investments, interest income, dividend income and administrative expenses related to the Master Trust for the years ended December 31, 2008 and 2007, are as follows (in thousands):

	2008	2007
Net (depreciation) appreciation in fair value
Common stock
Fortune Brands, Inc. common stock	$(25,141)	$(10,240)
Mutual funds	(255,874)	60,408
Collective trust funds	(21,355)	1,245

Net (depreciation) appreciation in fair value of investments of the Master Trust	(302,370)	51,413
Interest income	2,480	2,739
Dividend income	16,998	1,267
Administrative expenses	(545)	(143)

Total Master Trust investment (loss) income	$(283,437)	$55,276

In accordance with SFAS No. 157, the following table presents the Master Trust’s investments by level within the fair value hierarchy as of December 31, 2008:

	Level 1	Level 2	Level 3	Total
Interest bearing cash	$81,107	$—	$—	$81,107
Mutual funds	465,694	—	—	465,694
Collective trust funds	63,701	—	—	63,701
Common stock	35,663	—	—	35,663

Total assets at fair value	$646,165	$—	$—	$646,165

NOTE E—RISKS AND UNCERTAINTIES

The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in market value could materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits.

NOTE F—TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Company by letter dated April 4, 2008, that the plan and related trust are designed in accordance with applicable sections of the Code. This determination letter is applicable to IRS review of the working copy of the Plan and the associated amendments submitted with the application dated February 21, 2007.

Fortune Brands Hourly Employee Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS—CONTINUED

December 31, 2008 and 2007

(Dollars in thousands)

Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is currently designed and is currently being operated in compliance, in all material respects, with the applicable requirements of the Code.

NOTE G—RELATED-PARTY TRANSACTIONS

Certain Master Trust investments are managed by Fidelity Investments. Fidelity Investments is an affiliated company of the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

The Master Trust also holds shares of Fortune Brands common stock in a unitized fund which is made up primarily of stock plus a percentage of short term investments.

Fees have been paid to Fidelity by the Plan for record-keeping and investment management services for the years ended December 31, 2008 and 2007.

NOTE H—RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of benefits paid to participants as stated in the financial statements to Form 5500 at December 31, 2007 (in thousands):

2007
Benefits paid to participants as stated in the accompanying financial statements	$19,400
Less amounts allocated to withdrawing participants as of prior year-end	(957)

Benefits paid to participants as stated in Form 5500	$18,443

NOTE I—PLAN TERMINATION

Although they have not expressed any intent to do so, the Companies have the right under the Plan to discontinue its contributions at any time and Fortune, as plan sponsor, has the right to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in the Company contribution portion of their accounts.

SUPPLEMENTAL SCHEDULES

Fortune Brands Hourly Employee Retirement Savings Plan

SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2008

(Dollars in thousands)

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment	(e) Current value
*	Loans to participants	Interest rates ranging from 4.00% to 9.50%	$8,718

			$8,718

*	Indicates a party-in-interest to the Plan.

Fortune Brands Hourly Employee Retirement Savings Plan

SCHEDULE H, LINE 4a—SCHEDULE OF NON-EXEMPT TRANSACTIONS FOR DELINQUENT

PARTICIPANT CONTRIBUTIONS

Year Ended December 31, 2008

(Dollars in Thousands)

Participant contributions transferred late to Plan	Total that constitutes non-exempt prohibited transactions
$0.4	$0.4

There were unintentional delays by the Plan sponsor in submitting certain employee salary deferrals in the amount of $0.4 to the Trustee during 2008. In 2009, the Plan sponsor remitted the salary deferrals to the Trustee, including any lost income.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FORTUNE BRANDS HOURLY EMPLOYEE RETIREMENT SAVINGS PLAN

June 26, 2009	By:	/s/ Frank J. Cortese
Frank J. Cortese, Chairman
Corporate Employee Benefits Committee of Fortune Brands, Inc.

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm, Grant Thornton LLP.